P,C, 12/31/01

FORM 6-K

02012693

U.S. POST OFFICE DELAYED

SEC MAIL RECD JAN 3 1 2002 WASH. D.C.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 and 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2001

SIX CONTINENTS PLC

Bass Public Limited CO / ADR

(Registrant's name)

20 North Audley Street

London W1K 6WN, England

(Address of principal executive offices)

PROCESSED FEB 1 1 2002 THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F..... √....... Form 40-F..........

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes....................... No........... √...........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : Not applicable

File No. 1-10409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

Date 7. 1. 02. By [signature]

(Signature)

Name: **M.J.N. BRIDGE**

Title: **DEPUTY SECRETARY**

SIX CONTINENTS PLC

TABLE OF CONTENTS

6 December 2001

SIX CONTINENTS PLC

Preliminary announcement of the results for the financial year ended 30 September 2001

Strong results despite difficult market conditions

- Turnover* up 6.8 per cent to £4,033 million

- Operating profit** up 2.1 per cent to £792 million, including:

    - Six Continents Hotels up by 13.6 per cent
    - Six Continents Retail up by 1.1 per cent
    - Britvic Soft Drinks up by 23.9 per cent

- Profit before tax and major exceptional items was £731 million, down 3.3 per cent

- Adjusted earnings per share down 3.4 per cent to 60.1 pence

- Dividend per share up 3.0 per cent to 34.3 pence

- Strong pipeline of 69,000 hotel rooms and 700 retail sites with conversion potential

Six Continents PLC announced today an increase in operating profit from continuing operations (before major exceptional items) of 2.1 per cent to £792 million on turnover up 6.8 per cent to £4,033 million.

Profit before tax and major exceptional items was down 3.3 per cent to £731 million and adjusted earnings per share were down 3.4 per cent to 60.1 pence both due for the most part to the dilutive effect of the disposals last year.

A final dividend of 23.9 pence is recommended for payment on 18 February 2002, which together with the interim dividend of 10.4 pence per share amounts to 34.3 pence per share for the year, an increase of 3.0 per cent over 2000.

*continuing operations
**continuing operations before major exceptional items

Commenting on the results, Sir Ian Prosser, Chairman, Six Continents PLC said:

"During the financial year to 30 September 2001, we have continued to strengthen our hotel portfolio with two valuable acquisitions building on our position as the world's leading global hotel company.

In our retail business we sold 988 smaller unbranded pubs and are successfully achieving our targeted 40 per cent turnover uplifts on the 300 former Allied outlets converted to our brands and templates.

We also adopted the new name Six Continents following the sale of the Bass name with the brewing business in August 2000.

With our financial strength and resilient businesses we are well positioned to take advantage of opportunities arising from the current downturn."

Tim Clarke, Chief Executive, Six Continents PLC commented:

"I am pleased to report that we have made good progress across the Group and that we have performed well despite a more difficult economic climate.

In the hotel business our position improved despite obvious trading difficulties. Our system size grew by 24,000 rooms to 515,000 raising our system fund to $350 million a year. Our excellent reservation system continued to support growth in the business, generating over 30 per cent of total US midscale room nights. Priority club, our loyalty programme, grew by almost 2 million members to 12.4 million.

Overall, hotel profit rose by 13.6 per cent in the year including the acquisition of Posthouse; excluding that acquisition, profits were up by 3.7 per cent.

Profit in our ongoing retail business, after adjusting for opening and closure costs of conversions was up by 4.9 per cent. Over 60 per cent of our sales are now from branded outlets. This year we have converted some 175 unbranded outlets to brands such as Ember Inns, Vintage Inns and Harvester. Our returns on conversions are running in excess of 15 per cent. In the year, sales per week per outlet grew to £14,000, nearly three times the industry average and we now have 350 outlets with sales of over £20,000 per week.

Britvic Soft Drinks had an outstanding year and delivered an increase in profit of 23.9 per cent."

He added:

"Overall, Six Continents' business is resilient with 70 per cent of our profits either having the limited operational gearing of the franchise and managed business, or in retail and soft drinks, have strong growth opportunities and limited exposure to GDP movements.

This resilience is a source of competitive advantage as we aggressively manage through this downturn, accelerating our cost reduction programmes, upweighting our marketing and sales activity to gain market share and continuing to renovate and upgrade our assets and systems.

We also have the benefit of low financial gearing with 13 times interest cover, having completed £3 billion of disposals into more buoyant financial markets."

He concluded:

> "We are extracting the benefits from recent investments, and in particular the Allied and Posthouse properties we purchased. While the strong site pipeline in both Hotels and Retail will underpin organic opportunities for growth.
>
> And finally, we have consciously prepared for the downturn, conserving the bulk of our resources should potential opportunities arise that meet our rigorous criteria."

Current trading

Within hotels it is clear that in the United States, following the dire trading conditions in the two weeks following the terrorist attacks, there has been some improvement, although trading remains at depressed levels.

Within Europe the position is not as clear. It would appear that there has not as yet been any recovery in long haul travel and so trading in upscale hotels has not shown any meaningful improvements since 11 September.

Anticipating tough market conditions, Six Continents took decisive action early in the year to reduce costs across the division. Overall profit in the hotel division for the month of October was $30 million less than the previous year.

Both the retail division and the soft drinks business remain unaffected by the events of 11 September. During the first eight weeks of the year total sales growth in retail was 8.6 per cent while like for like sales in the core estate were up 0.9 per cent. In Britvic total volumes were some 4.2 per cent higher than last year.

The attached tables show the RevPAR movements over the last five months cut across our major profit contributors.

The upscale business across the United Kingdom, United States and France is all now trading at 30-40 per cent RevPAR decline, which remains lower than the July figures. This decline is relatively evenly split between rate and occupancy in both the United Kingdom and United States.

The US mid-scale business is faring better, with November RevPAR some 16 per cent down for Holiday Inn and 5 per cent down for Express. November is the first month where all segments have shown a rate decline.

In EMEA the mid-scale business has recently showed occupancy decline not rate decline across most European countries, but overall RevPAR declines are now reaching double digit levels.

While there are signs of optimism, particularly with regard to occupancy in the major cities and the United States, we remain cautious over rate trends.

Outlook

Overall, Six Continents' business is resilient with 70 per cent of our profits either having the limited operational gearing of the franchise and managed business, or in retail and soft drinks, have strong growth opportunities and limited exposure to GDP movements.

In the hotel business occupancy has declined both as a result of attitudes to flying and heavy corporate cutbacks on travel.

In the short term the evidence from the Gulf War and the early nineties recession is that it will take at least six months for confidence in international travel, particularly outbound from the United States, to recover and, therefore, we are taking a cautious view on market conditions in our upscale business. By contrast, we anticipate a faster recovery for domestic US travel.

In the near-term, the outlook for our retail business is supported by both the brand conversion strategy and the more favourable industry trends.

While so far there are no signs of any consumer downturn in the United Kingdom, our central London business may continue to be affected by recent events.

Overall, Six Continents is in a strong position. We have two leading businesses, with excellent brands, revenue premiums and real scale economies in our industries.

RevPAR - July to November (% Change vs FY00)

RevPAR

	Jul 2001	Aug 2001	Sept 2001	Oct 2001	Nov 2001
Americas Owned & Leased					
Inter-Continental	(22.8%)	(22.5%)	(51.4%)	(44.9%)	(36.4%)
Crowne Plaza	(4.4%)	(8.6%)	(30.4%)	(20.3%)	(24.6%)
Americas Total System					
Crowne Plaza	(6.5%)	(7.5%)	(30.3%)	(23.3%)	(33.0%)
Holiday Inn	(5.0%)	(4.3%)	(20.2%)	(16.2%)	(15.7%)
Holiday Inn Express	(1.2%)	(0.6%)	(10.3%)	(4.9%)	(4.5%)
EMEA Owned & Leased					
UK UK Upscale	(22.3%)	(14.1%)	(25.8%)	(34.2%)	(30.8%)
HI UK (Total)	(7.1%)	(5.9%)	(0.8%)	(18.9%)	(16.4%)
France	10.0%	5.6%	(20.8%)	(51.4%)	(35.5%)
Germany	15.1%	(1.3%)	(8.6%)	(5.6%)	(21.9%)
Benelux	(9.9%)	(15.8%)	(14.0%)	(12.7%)	(36.5%)

OCCUPANCY - Percentage points change

	Jul 2001	Aug 2001	Sept 2001	Oct 2001	Nov 2001
Americas Owned & Leased					
Inter-Continental	(10.9%)	(10.4%)	(30.5%)	(21.4%)	(17.3%)
Crowne Plaza	(6.7%)	(7.3%)	(21.9%)	(11.1%)	(15.1%)
Americas Total System					
Crowne Plaza	(4.8%)	(5.0%)	(18.8%)	(11.9%)	(14.3%)
Holiday Inn	(3.7%)	(3.4%)	(11.8%)	(8.6%)	(6.2%)
Holiday Inn Express	(3.1%)	(2.7%)	(7.5%)	(3.7%)	(2.3%)
EMEA Owned & Leased					
UK UK Upscale	(5.8%)	(6.1%)	(11.8%)	(19.1%)	(14.6%)
HI UK (Total)	(4.3%)	(4.6%)	(2.3%)	(11.4%)	(10.2%)
France	0.4%	(1.6%)	(17.4%)	(35.5%)	(25.3%)
Germany	(0.3%)	(5.3%)	(8.4%)	(7.7%)	(15.3%)
Benelux	(8.7%)	(6.2%)	(9.5%)	(11.6%)	(27.4%)

AVERAGE RATE

	Jul 2001	Aug 2001	Sept 2001	Oct 2001	Nov 2001
Americas Owned & Leased					
Inter-Continental	(9.5%)	(10.1%)	(20.6%)	(25.0%)	(17.6%)
Crowne Plaza	4.0%	0.5%	(4.7%)	(4.5%)	(6.7%)
Americas Total System					
Crowne Plaza	0.3%	(0.6%)	(6.5%)	(9.0%)	(15.6%)
Holiday Inn	0.1%	0.4%	(3.5%)	(4.3%)	(5.8%)
Holiday Inn Express	3.1%	3.2%	0.9%	0.5%	(0.5%)
EMEA Owned & Leased					
UK UK Upscale	(16.6%)	(6.9%)	(13.8%)	(15.3%)	(16.6%)
HI UK (Total)	(1.7%)	0.4%	2.4%	(5.0%)	(4.4%)
France	9.5%	7.7%	(1.8%)	(19.7%)	(5.6%)
Germany	11.2%	7.4%	3.9%	4.2%	(1.1%)
Benelux	2.1%	(8.0%)	(3.4%)	2.1%	(3.2%)

Additional contents:

CHAIRMAN'S STATEMENT

During the financial year to 30 September 2001 we achieved good results across the entire Company despite significant weakening in some of our important markets, particularly the United States, coupled with the effects of the tragic happenings of 11 September 2001.

Results overview

Group turnover increased by 6.8 per cent to £4,033 million and operating profits on continuing operations grew by 2.1 per cent to £792 million. Operating profits on continuing operations before exceptional items from hotels grew by 13.6 per cent, retail by 1.1 per cent and Britvic by 23.9 per cent. Earnings per share fell by 2.1 pence to 60.1 pence as a result of the dilution arising on disposals. We are recommending a final dividend of 23.9 pence. This makes a total dividend for the year of 34.3 pence, an increase of 3 per cent on 2000.

New name

This year we adopted the new name 'Six Continents', following the sale of the Bass name and trademark with our brewing business last year. The new name better reflects the business we have become and appropriately evokes the scale and international scope of our operations and ambitions.

Hotels

During the year we have continued to build our position as a leading global hotel group by increasing the depth of penetration for Holiday Inn and Express in selected international markets and driving distribution for Inter-Continental and Crowne Plaza in key gateway cities worldwide. The growth of our hotel business was marked by the purchase of the former Regent Hotel in Hong Kong, now an Inter-Continental, the purchase of Posthouse and its conversion to the Holiday Inn brand, taking Holiday Inn to a leading midscale brand in the United Kingdom and 23,600 additional bedrooms being added globally across all brands. We also made good progress with our investment programme in the refurbishment of our "big 10" owned Inter-Continental hotels.

Retail

In our retail business, we continued to focus on the benefits of scale economies at the unit and brand levels as the rapid programme of deploying our leading restaurant, pub and bar brands across our outlets was continued, with resulting high returns on investment. We sold 988 pubs from the bottom end of our estate and are successfully achieving our targeted 40 per cent turnover uplifts on the 300 former Allied outlets now converted to our brands and templates.

Soft Drinks

During the year we actively pursued the disposal of Britvic, our soft drinks business. However, we reached the conclusion that the value of retaining the business was materially greater than the value of any alternative transaction we could achieve. We, together with the minority shareholders, have therefore decided to retain the business and we now consider it a core holding.

Industry environment

In the hotel industry we face some difficult economic issues in the short-term. Well before the events of 11 September in New York and Washington, we were being challenged by recession in the United States. Since then there has been a significant slump in international travel. It is too early to predict precisely how the international effort to curb the threat of terrorism will impact on the world economy, the industry and therefore Six Continents. We believe that policy makers must be made aware of the importance of our industry at every available opportunity. More than 200 million jobs worldwide are dependent (directly or indirectly) on the travel and tourism industry and any long-term slump in travel and tourism would have a significant impact.

Management and employees

The last few years have been a time of rapid and almost constant change for the employees of Six Continents. Their ability to adapt to change, their skill and dedication to the Company and their hard work has been fundamental to all we have achieved during this time and I thank them for that.

I would also like to thank Sir Michael Perry and Sir Peter Middleton, who retired from the Board in July 2001, for their support as Non-Executive Directors over the past decade and to welcome Bryan Sanderson following his appointment as Non-Executive Director in August 2001. On the retirement of Sir Michael Perry, Roger Carr has become the Senior Non-Executive Director.

Future prospects

Following the sale of our brewing interests, we are in a strong financial position and we continue to search for new opportunities that will allow us to drive the growth of our businesses. The current testing economic environment may provide those opportunities. We seek quality rather than quantity and all prospective transactions will be subject to stringent investment criteria. We continually weigh up the opportunity cost of an under-geared balance sheet against the potential return on value creative investments we may be able to make in the short to medium term.

Our mix of businesses, geographic spread and resilience in retail and in franchised hotels means that we can expect to be less affected across the whole of our Company by the current downturn and the reduced international travel than many of our major hotel competitors. We are determined to deliver shareholder value as our primary goal. I am confident all of our stakeholders - investors, owners, employees and customers alike - can look forward to rewarding times in the future.

CHIEF EXECUTIVE'S OPERATING REVIEW

Overview

Over the past year Six Continents has made excellent progress in the pursuit of its strategic goals and has performed well despite a difficult economic climate.

We continued to develop our two main businesses of international hotels and branded pubs, bars and restaurants and we are determined to extend our leading positions in these two sectors.

The economic downturn that began earlier this year has worsened as a result of the tragic events of 11 September. Our owned upscale hotels, with a higher dependence on long haul travel, are clearly exposed to these current trading pressures, although our overall business has some very resilient elements. These elements consist of the 25 per cent of our profits which were earned in our hotel managed and franchise business with its limited operational gearing together with 46 per cent from our retail and soft drinks businesses, both of which offer good growth opportunities and are less tied to movements in GDP. We also have the benefit of low financial gearing with 13 times interest cover having completed £3 billion of disposals into more buoyant financial markets.

This resilience is a source of competitive advantage as we aggressively manage through this downturn, accelerating our cost restructuring programmes, sustaining our marketing and sales activity to gain market share and continuing to renovate and upgrade our assets and systems.

Our strengths are also based on the contribution and commitment of our people during a period of considerable change.

HOTELS

Operating review

The hotel division's operating profits (before major exceptional items) increased by 13.6 per cent from £376 million to £427 million. Excluding the acquisition of Posthouse, profits grew by 3.7 per cent. This creditable performance was achieved despite the deteriorating market conditions, the significant property modernisation programme and the impact of 11 September, which reduced profits by $25 million in the last three weeks of the year.

During the year we consolidated our position in the mid- and upscale segments of the hotels market with continued expansion of our global system. Our overall system grew by 23,600 rooms during the year and now stands at 515,000 rooms.

Our reservation systems generate over 30 per cent of the room nights for our midscale hotels in the Americas, giving the hotels a valuable revenue stream leading to improved RevPAR and profit generation. Our Priority Club, which offers guests more opportunities in more countries to earn and redeem points than any other brand loyalty programme, now has 12.4 million members. Six Continents Club, the recognition programme for Inter-Continental, now has 120,000 members. These programmes, combined with marketing and reservation fees raised from all the hotels, generate system funds of $350 million per annum and provide a very strong platform of revenue delivery to attract new distribution. This revenue delivery underpins the growth of a very strong franchise and management contract business, which we supplement through acquisitions.

When we do acquire hotels our aim is to buy assets at attractive prices that will speed brand distribution and create value by driving superior RevPAR growth. This philosophy lay behind two important acquisitions in the year. The £810 million acquisition of Posthouse delivered an additional 79 hotels to our existing 31 UK Holiday Inn hotels, combining the brand strength of Holiday Inn with the distribution scale of Posthouse to create a greatly enhanced platform in the United Kingdom. The majority of the Posthouse assets have been rebranded as Holiday Inn and we can now work to increase the RevPAR from these properties to the levels in our existing Holiday Inn properties by applying our management and sales skills.

The second acquisition was the £241 million purchase of the Hotel Inter-Continental Hong Kong. This brings one of the world's best hotels into our portfolio and is in line with our strategy of establishing a stronger presence for our upscale brands in the world's leading cities and resorts.

Future growth

Our strong financial position means that we can use the current downturn to invest in our assets while the opportunity cost is lower. We are putting $450 million into the modernisation of 10 of the key Inter-Continental hotels and a further £75 million into our UK Holiday Inn hotels. We are building on our future organic growth from a current pipeline of 69,000 hotel rooms, of which some 27 per cent of the rooms will be in our upscale brands, Crowne Plaza and Inter-Continental. The current asset cycle may provide further opportunities for value creative acquisitions that meet our strict financial criteria.

RETAIL

Operating review

In the year the programme of converting our unbranded outlets continued apace and the business achieved a good underlying result with an increase in sales per outlet and high levels of return being achieved.

Underlying profits rose by 4.9 per cent excluding the £11 million rise in pre-opening and closure costs associated with the site conversion programme. Overall sales within the ongoing estate were ahead by 4.3 per cent, with drink sales up 10.1 per cent and food sales up 3.1 per cent. Average sales per outlet have risen to £14,000 per week this year. The division continues to generate high levels of return on capital. Some 350 outlets now have sales of over £20,000 per week.

In line with our strategy of focusing on high return branded outlets in prime locations, we sold 988 smaller pubs during the year for £625 million.

We continue to apply our distinctive brands in attractive growth segments of the market. We focus on the less operationally geared, higher take and more food driven outlets. 967 of our 2,053 properties are now branded, an increase of 175 in the year - 47 per cent of our properties, therefore, are currently branded and they deliver some 60 per cent of total revenues.

The programme to convert the 550 properties in our development estate (the former Allied sites) is progressing well with 311 of these sites already converted and a further 13 currently in the process of conversion. On rebranding properties are achieving, on average, a 41 per cent uplift in sales.

The conversion programme has further boosted our brand scale unlocking value that can be created by operating large brands with economies of scale in marketing and management. We now have 7 brands with more than 50 outlets.

By applying successful brands like All Bar One, O'Neills, Vintage Inns, Harvester, and Ember Inns, we have generated strong returns for our shareholders. As a result across the core estate, returns on capital of 16.4 per cent are now being generated. These brands are clearly differentiated reflecting the very distinct sub markets in which we operate - a very differently structured market from the homogenous industry that existed 10 years ago.

Future growth

Industry restructuring is bringing supply and demand back into more favourable balance as a result of the capital extraction through the highly leveraged financial vehicles. This is expected to lead to further market share gains for our large branded outlets.

We are actively developing new concepts and new brands such as Ember Inns and Arena. These targeted consumer offers are opening up further conversion opportunities within our existing unbranded estate, where we have some 700 sites with brand conversion potential.

BRITVIC

Britvic, the soft drinks manufacturer in which we have a controlling interest, had a very successful year with turnover up 5.9 per cent and operating profits up 23.9 per cent. It was a particularly strong year for Robinson's, which again increased its share of the dilutables market. Britvic produced £100 million of EBITDA in 2001.

OUTLOOK

In the near-term, the outlook for our retail business is supported by both the brand conversion strategy and the more favourable industry trends. While so far, there are no signs of any general consumer downturn in the UK our central London business may continue to be affected by recent events. In the hotel business, occupancy has declined both as a result of attitudes to flying and heavy corporate cutbacks on travel.

In the short term, the evidence from the Gulf War and the early nineties recession is that it will take at least 6 months for confidence in international travel, particularly outbound from the US, to recover, and, therefore, we are taking a cautious view on market conditions in our upscale business. By contrast, we anticipate a faster recovery for domestic US travel.

The evidence from previous periods of international instability is that when these pass, the strong underlying trends of demand growth in travel will be resumed. This gives confidence in the growth prospects for our hotel business looking beyond the immediate trading conditions.

Summary

Overall Six Continents is well placed. We have two leading businesses, with excellent brands and real scale economies in our industries. Our strong balance sheet enables us to pursue further opportunities for strengthening our growth prospects.

GROUP SUMMARY

Operating profit from continuing operations* up by 2.1%

	2001 £m	2000 £m	Change
Turnover:			
Ongoing operations	3,889	3,775	+3.0%
Acquisition	144		
Continuing operations	4,033	3,775	+6.8%
Discontinued operations		1,383	
Total	4,033	5,158	-21.8%
Operating profit before major exceptional items:			
Ongoing operations	755	776	-2.7%
Acquisition	37		
Continuing operations	792	776	+2.1%
Discontinued operations		129	
Total	792	905	-12.5%
Exceptional items:			
Major	(41)	1,231	
Minor	(2)	3	
Profit before tax (and major exceptional items)	731	756	-3.3%
Profit before tax	690	1,987	-65.3%
Adjusted earnings per share	60.1p	62.2p	-3.4%
Net capital expenditure continuing operations	(868)	(597)	
Operating cash flow continuing operations	76	328	
Normal cash flow	(397)	(102)	
Major (acquisitions)/disposals	(129)	1,834	
Net cash flow	(526)	1,732	

*before major exceptional items

During the financial year under review, the Group has continued to reshape its business following the sale of the brewing operations in the previous year. In February 2001, Six Continents Retail (SCR) sold for £625m, 988 smaller outlets that were not suited for conversion to its brands. In April, Six Continents Hotels (SCH) acquired the Posthouse hotel chain (Posthouse), comprising 79 hotels in the United Kingdom and the Republic of Ireland. In August, SCH completed the acquisition of the former Regent Hotel in Hong Kong for $346m.

The terrorist activities in the United States on 11 September 2001, and subsequent global uncertainty, had a significant impact on international and domestic US travel, which in turn impacted the results of the Group. The effect of these events is estimated to have reduced the profits of SCH during the period 11 September 2001 to 30 September 2001 by some $25m. In SCR, the outlets in central London were the only ones to have been impacted by the events of 11 September.

Turnover for continuing operations increased by 6.8% to £4,033m. SCH reported turnover growth up 19.9% to £1,896m; however, this included a six month contribution of £144m from Posthouse. In SCR, turnover from the ongoing estate was up 4.3% to £1,396m.

Total operating profit amounted to £749m, however this included a major exceptional item of £43m relating to reorganisation, restructuring and strategic appraisal costs in SCH. Excluding this major exceptional item, operating profit from continuing operations of £792m was up £16m against

£776m in 2000. SCH operating profit (before major exceptional items) increased by £51m to £427m, including a six months contribution from Posthouse of £37m; excluding Posthouse, the operating profit growth would have been 3.7%. SCR continued to actively reposition its estate towards larger branded outlets. Operating profit in the ongoing estate at £274m was up 1.1% against £271m in 2000. Britvic Soft Drinks had an exceptional year with operating profit growth of nearly 24%.

Profit before tax was £690m compared with £1,987m in 2000; excluding major exceptional items, adjusted profit before tax was £731m against £756m in the previous year. The effective rate of tax at 26%, excluding the impact of the major exceptional items in both years, was unchanged from the previous year.

Basic earnings per share were 53.2p; eliminating the impact of major exceptional items, the adjusted earnings per share were 60.1p, a decline of 3.4% on the 62.2p achieved in 2000. A final dividend of 23.9p has been recommended by the Board giving a total dividend for the year of 34.3p, up 3.0% on 2000.

Group operating cash flow from continuing operations of £76m compared to £328m in 2000. This reduction was primarily due to the significant level of net capital expenditure for the Group's continuing operations, which increased to £868m from last year's level of £597m. Payments of interest, dividends and taxation absorbed £513m, compared with £585m in 2000, reflecting the fact that the Group's interest payments have decreased significantly as a result of the average level of debt being lower following the disposal of the Group's brewing operations late last year. After taking account of the major acquisition in SCH of £752m and the major disposal proceeds of £623m, net cash outflow was £526m compared with an inflow of £1,732m in 2000.

SIX CONTINENTS HOTELS

Operating profit (before major exceptional items) up by 13.6%

Strategy

Six Continents Hotels (SCH) has continued to pursue its strategic goal of extending the world-wide distribution of its brands and building strong positions for these in key international markets. During 2001 the acquisition and substantial rebranding to SCH brands of Posthouse in the UK and the acquisition of the Hotel Inter-Continental Hong Kong were further demonstrations of the drive to implement this strategy. These acquisitions also emphasise the strength and depth of the SCH business outside the United States.

Scale

The total SCH system size grew in 2001, from 3,063 hotels (491,100 rooms) at the start of the year to 3,267 hotels (514,700 rooms) at 30 September 2001 with over 70% of the growth in rooms outside the US. This growth included the acquisition on 4 April 2001 of Posthouse; comprising 79 midscale hotels, of which 77 hotels were owned or held under long-lease, and of which 78 were in the UK and one in the Republic of Ireland. This acquisition was in line with the Group's strategic goal of building its midscale distribution in Western Europe, and enables the Holiday Inn brand to develop a strong position in the UK market. By the year end, 46 Posthouse hotels had been converted to Holiday Inn and by the end of October 2001 a further 12 were converted. Of the original 79 hotels, it is expected that less than 10 will be disposed of as a result of being unsuitable for conversion to one of SCH's brands.

A further important strategic move was the acquisition of the Regent Hotel in Hong Kong. This hotel transferred to SCH management from 1 June 2001 and became fully owned from the end of August. The 514 room hotel, renamed the Hotel Inter-Continental Hong Kong, expanded SCH's presence in Hong Kong and consolidated its position as the leading branded hotel company in China, giving the Inter-Continental brand higher visibility in the Asia Pacific region.

In Asia Pacific, the rebranding of the hotels acquired in 2000 from Southern Pacific Hotels Corporation (SPHC) continued with a further 8 former Park Royal and 10 former Centra properties being converted to SCH brands. These included two properties formerly managed but now owned by SCH - the Inter-Continental Wellington and Crowne Plaza Canberra. It is planned that a further 18 hotels will be converted during 2002, including one to Inter-Continental.

Excluding Posthouse, the overall system size grew by 125 hotels, or some 11,300 rooms. In the Americas region, the expansion of Holiday Inn Express continued with another 110 properties (all franchised) added in the year. The extended stay brand, Staybridge Suites, also continued its expansion with 17 additions in the year.

The pipeline of hotels waiting to enter the SCH system at the year end was 520 hotels with 69,100 rooms - this includes approved applications for 441 franchises and 69 management contracts. Of the hotels in the pipeline, 392 are in the Americas and 109 in Europe, the Middle East and Africa (EMEA). An encouraging 18,600 rooms or 27% of the rooms in the pipeline are in the upscale Inter-Continental and Crowne Plaza brands.

The events of 11 September have led to uncertainty over the short and medium term for hotel development, particularly in the United States. However, the strength of SCH's brands and the healthy state of the Group's balance sheet places SCH in a strong position to capitalise on any system distribution opportunities that might emerge in 2002.

Reservation systems and e-business

A strength of SCH is the proportion of its business that is generated by its global reservation systems, including the Internet. During 2001, it is estimated that SCH's reservation systems delivered around 30% of Americas midscale room nights sold. Internet bookings grew by nearly 80% over the previous year to 2.5 million room nights in 2001.

Performance

Hotels	**2001 £m**	**2000 £m**	**Change**
Turnover	1,896	1,581	+19.9%
Operating profit before major exceptional items	427	376	+13.6%
Net capital expenditure	(607)	(326)	
Operating cash flow	(80)	114	
Major acquisitions	(752)	(196)	

	2001 $m	2000 $m	Change
Turnover	2,726	2,454	+11.1%
Operating profit before major exceptional items:			
Americas:			
Owned and leased	78	95	-17.9%
Managed and upscale franchise	43	49	-12.2%
Midscale franchise	224	209	+7.2%
Total Americas	345	353	-2.3%
EMEA	290	257	+12.8%
Asia Pacific	26	30	-13.3%
Felcor and other	33	25	+32.0%
Central services	(68)	(73)	+6.8%
Goodwill amortisation	(13)	(8)	-62.5%
Total	613	584	+5.0%

SCH's turnover increased by 11.1% from $2,454m in 2000 to $2,726m in 2001. Of the increase, $208m was due to the six months contribution from Posthouse. Operating profit increased by 5.0% to $613m; excluding Posthouse, the operating profit would have been approximately 4.1% down on last year. Operating profit was impacted by both the economic slowdown in the United States and the 11 September terrorist actions. It is estimated that the latter's effect on late September trading was to reduce 2001 profit by approximately $25m, or 4.3 percentage points of growth.

The weighted average US dollar to sterling exchange rate during the year was $1.44 against $1.55 in 2000; this has benefited the Group when the whole SCH result is converted to sterling. Had US dollar and other major exchange rates been the same as in 2000, it is estimated that the SCH operating profit growth would have been 8.5%.

The segmental profits discussed below reflect a change in business segments since the last Annual Report. Central services previously allocated to regions, and business segments within regions, are now disclosed separately. All comparatives have been restated to reflect this change, which is intended to aid understanding and comparison of segmental results.

Americas

The Americas system size grew by 109 hotels and 9,500 rooms to 2,523 hotels with 366,900 rooms at the end of the year. As discussed above, this growth was almost entirely due to growth in the Express franchise system.

Last year SCH acquired Bristol Hotels & Resorts Inc. (Bristol), a US based hotel management company that leased or managed 112 hotels including 83 SCH branded properties. Bristol has now been fully integrated into the Americas business. This integration involved terminating a number of non-SCH branded operating leases, and converting all the remaining operating leases to management contracts.

The total Americas operating profit was $345m compared with $353m in 2000. Following a strong first quarter (October to December 2000), the economic slowdown in the United States saw SCH experiencing first, declining revenue per available room (revpar) growth and then, revpar declines, in common with the rest of the US hotel industry. The events of 11 September impacted the remaining three weeks of SCH's financial year, and the effects have continued into the new financial year.

The Americas owned and leased (O&L) estate made an operating profit of $78m, $17m lower than last year. The decline was the result of three factors.

Firstly, the impact of the US economic slowdown, which particularly affected New York, Chicago and San Francisco, hit the Inter-Continental properties in these cities. Secondly, Inter-Continental had over 10% of its O&L rooms closed with the ongoing refurbishment of four key properties; and finally, the events of 11 September reduced profits in the last three weeks of the year.

Inter-Continental's O&L revpar was down by 14% on 2000 to the end of August, and with September experiencing revpar over 50% down on 2000, the year ended 18% down. Comparisons to 2000 however, are distorted by the impact of the major refurbishments and room closures in the year. Gross operating margins held up well, reflecting SCH's ability to manage hotels through the economic slowdown.

Crowne Plaza O&L properties weathered 2001 slightly better; for the 11 months to the end of August, revpar was down 2.0% on 2000. With September over 30% down on last year, full year revpar was down 4.5%. As with Inter-Continental, gross operating margins were in line with 2000.

The midscale franchise business achieved an operating profit of $224m, well ahead of 2000. This result demonstrates two things: firstly the relative resilience for the franchisor (i.e. SCH) of the franchise model in an economic slowdown; and secondly, the relative strength of SCH's key midscale brands, Holiday Inn and Holiday Inn Express. The midscale franchise system grew in the year, driven by Holiday Inn Express, which had a 7.4% increase in the number of rooms occupied. To the end of August, revpar was holding up well, Holiday Inn being down only 0.8% and Holiday Inn Express up by 2.0%. With September revpar being 20% and 10% down respectively, Holiday Inn revpar finished the year 2.5% down on 2000 and Holiday Inn Express up 0.8%.

As a result of the events of 11 September, certain levels of support were put in place for franchisees in the US. This support included the waiving of certain assessments on the hotels for a period of time and additional sales and marketing assistance.

Americas managed and upscale franchise operating profit totalled $43m, which included the fully integrated Bristol business. Crowne Plaza managed hotels revpar was 12.3% down for the full year and Crowne Plaza franchised revpar was 4.9% down for the full year, reflecting the same economic difficulties that afflicted the O&L estate. The conversion of the Bristol hotels from operating leases to management contracts, effective in the main from 1 July 2001, meant that SCH's turnover was distorted by the inclusion of all the turnover of those hotels to that date, but only management fees received by SCH thereafter.

Europe, the Middle East and Africa

The acquisition of Posthouse was the key strategic event in the EMEA region, adding 79 owned and leased hotels to the SCH system. The overall EMEA system size grew to 585 hotels.

The O&L business saw operating profit rise by £37m to £171m, including £37m from Posthouse. Performance of the O&L estate across the region was mixed. Inter-Continental O&L across EMEA achieved revpar growth of 1.2% to the end of August, with regional performance varying - UK (4 properties) down 9.5%, France (3 properties) up 9.6% and Germany (3 properties) up 8.6%. Crowne Plaza similarly was ahead in the eleven months to August, revpar being 1.6% ahead.

By August the US economic slowdown was already having a knock-on effect on European capital city hotels, particularly in London, where the reduction in both US business and leisure travel was affecting occupancy levels and revpar. The events of 11 September had a significant impact on those properties relying on international travel, in particular the upscale properties. Key properties in London and Paris saw a large revpar decline through the end of September. For the full year Inter-Continental O&L revpar fell by 1.3% and Crowne Plaza revpar was level with 2000.

Posthouse performed in line with expectations, generating an operating profit of £37m despite tough trading conditions, particularly in the South of England. Across EMEA, Holiday Inn saw O&L revpar up by 3.8%.

The EMEA managed and franchised businesses made an operating profit of £31m, the same as last year, despite a key property in Germany moving from management contract into ownership. Revpar performance across the estate was mixed; to August, Inter-Continental managed revpar was up by 0.4%, while Crowne Plaza managed revpar was down by 0.7% and franchise fell by 1.9%. Holiday Inn franchise saw revpar growth of 4.2% for the full year, while Express franchise also saw revpar growth of 4.2%.

Overall, EMEA's operating profit was £202m, 22% up on last year including the benefit of six months Posthouse trading. Excluding this, operating profit was level with last year.

Asia Pacific

The Asia Pacific region made an operating profit of $26m, $4m down on 2000. Despite benefiting from a full 12 months of profits from the SPHC hotels acquired in January 2000, the economic conditions in the region, particularly in Australia, had an adverse impact on the results. Whilst the Australian hotels performed ahead of their competitive sets, their O&L revpar was 5.7% down on last year with occupancy 1.8% lower. The events of 11 September also had some impact on the region, particularly in Hong Kong, where the Hotel Inter-Continental Hong Kong was acquired at the end of August.

Other

The Other segment represents Central services costs not allocated to the regions less other income items. In 2001, this income included $22m of dividends received from FelCor Lodging Trust Inc. (FelCor), up $1m on last year and $10m of income from lease terminations. Following the events of 11 September, FelCor management announced that it plans to re-evaluate its common dividend policy at the end of December, which may result in a significant dividend reduction.

Cash flow and investment

Excluding the major acquisition of Posthouse, net capital expenditure amounted to £607m. This included £139m on the planned refurbishment programme at Inter-Continental properties (£63m in EMEA, £76m in the US) and the continued expansion of the Staybridge Suites brand in the US (£28m). In Asia Pacific, the acquisition of the Hotel Inter-Continental Hong Kong, as well the addition of the Inter-Continental Wellington and Crowne Plaza Canberra, both previously Park Royal management contracts, contributed to the region's capital spend. The ongoing refurbishment programme in the owned Inter-Continental estate will continue to require large capital expenditure in 2002, particularly on the hotels in Paris (Le Grand), Cannes, London (Mayfair), Chicago and Madrid. Next year will also include expenditure on the continuing refurbishment and upgrade of the London Forum. This was rebranded from 1 October 2001 to the Holiday Inn Kensington South, and with 910 rooms became the world's largest Holiday Inn.

SIX CONTINENTS RETAIL

Ongoing operating profit up by 1.1%

Strategy

The strategy of Six Continents Retail (SCR) continues to be the delivery of superior and distinctive customer offers in high return sectors of the pub, bar and restaurant markets. To this end, SCR continues to concentrate on expanding its distribution of high quality retail brands targeted at specific consumer occasions. While operations are primarily located in the UK, SCR now manages 30 bars trading under the Alex brand in Germany and has recently opened the first All Bar One in mainland Europe in Cologne, Germany.

Market

The market has started to see an underlying improvement in the balance of supply and demand for the pub and restaurant sector in general. However, there were a number of one-off adverse external factors which impacted trading. The year started with exceptionally wet weather and regional flooding, followed by the impact of the foot and mouth epidemic in the Spring. Against this background, increases in employment and property costs continue to put pressure on SCR's cost base. The trend towards polarisation of the market between large branded outlets and smaller unbranded community pubs has continued a pace, with leading pub retailers continuing to rationalise their estate.

Repositioning

SCR continued to actively move the mix of its estate towards larger branded outlets, moving from 792 branded outlets at the end of 2000 to 967 at the end of 2001. In February 2001, SCR sold 988 smaller outlets that were not suited for conversion to its brands for £625m. Investment in the ongoing estate continued strongly with the opening of 36 new branded outlets and the conversion of a further 139 unbranded outlets to branded formats. Of the 550 ex-Allied Domecq outlets acquired in the previous year, at the year end a total of 263 had been converted to SCR formats and a further 41 refurbishments were in progress. These converted sites are recording sales uplifts in excess of 40% above the last full year under the previous owners.

SCR now operates a total of 2,053 managed outlets; 639 in the Restaurants division and 1,414 in the Pubs & Bars division. The continuing shift in the shape of the business away from a beer dominated pub operator is illustrated through the change in sales mix, with food sales now accounting for 28% of total sales compared with 23% a year ago. As a result, the overall average weekly takings per outlet have increased from £10,700 in 2000, to £13,900 today, a rise of 30%. Over 650 outlets now have average weekly takings in excess of £15,000, compared with just over 540 outlets in the previous year. The number of outlets with average weekly takings in excess of £20,000 has risen to over 350, compared with some 300 outlets last year.

Performance

Retail	2001 £m	2000 £m	Change
Turnover	1,557	1,674	-7.0%
Operating profit:			
Pubs & Bars	187	186	+0.5%
Restaurants	87	85	+2.4%
Ongoing estate:	274	271	+1.1%
Inns	24	75	-68.0%
Other	7	-	
Total	305	346	-11.8%
Net capital expenditure	(288)	(204)	
Operating cash flow	66	213	
Major disposals/(acquisitions)	598	(204)	

Total sales in the ongoing estate were up 4.3% to £1,396m, with food sales up 10.1% and drink sales up 3.1%. In core uninvested outlets, like-for-like sales were down 0.8% over the previous year in total, but this represented year on year growth in the second half of 0.1%. Branded uninvested like-for-like sales were 0.4% ahead of last year, with particularly strong performances from Ember Inns, Hollywood Bowl, Vintage Inns and All Bar One.

Total operating profit of £305m was 11.8% down on last year. In the ongoing estate, operating profit grew by 1.1% to £274m, however this growth was held back by the refurbishment programme. The incremental negative impact of closure and pre-opening costs resulting from the accelerated investment programme was £11m; excluding these costs, the underlying operating profit growth was 4.9%. The investment in branded outlets continued to generate returns in excess of 15%.

Cash flow and investment

SCR generated an operating cash inflow of £66m after net capital expenditure of £288m, compared with an operating cash inflow of £213m after net capital expenditure of £204m in 2000. In 2001, £224m was spent on outlet acquisitions, conversions and expansion and included £102m on conversion of the ex-Allied Domecq pubs to SCR brands.

SOFT DRINKS

Operating profit up by 23.9%

Strategy

The strategy of Britvic Soft Drinks (BSD) is to be the UK's leading soft drinks company. To achieve this goal, BSD continues to grow its market share by supporting its existing strong portfolio of brands and by a programme of new product development.

Market

Although the disappointing fourth quarter of 2000 continued into the first quarter of the 2001 financial year, virtually all sectors saw growth in the summer period. This year has seen the continuation of intense competition by major retailers on pricing, which resulted in average retail prices in the take-home channel being flat year on year.

Performance

Soft Drinks	2001 £m	2000 £m	Change
Turnover	571	539	+5.9%
Operating profit	57	46	+23.9%
Net capital expenditure	(28)	(48)	
Operating cash flow	99	36	

BSD had an exceptional year, operating profit of £57m being up 23.9% on the previous year. Robinsons performed strongly, generating volume growth of over 17% on the previous year and increasing its share of the dilutables market by 3.2 percentage points. Fruit Shoot, launched in the Summer of 2000, captured 4.5% of the fruit drinks take-home market. However, BSD saw a reduction of one percentage point in its market share of the take-home carbonates market, due to intense promotional investment by competitors. BSD's overall sales volumes in the take-home market were 4.3% ahead of last year and total volumes 3.2% higher than in 2000. Turnover grew by 5.9% to £571m.

Cash flow and investment

BSD has continued to invest in new product development and expansion of its production capacity. Operating cash inflow was £99m after capital expenditure of £28m.

EXCEPTIONAL ITEMS

The operating exceptional item of £43m relates to reorganisation, restructuring and strategic appraisal costs in SCH. The non-operating exceptional item of £2m includes a loss on the disposal of 988 smaller unbranded pubs, and a profit from the finalisation of the pension scheme transfer, following the disposal of the Group's brewing operations last year. These operating and non-operating items have been treated as major exceptional items and their effect, along with the impact of the associated tax charge of £19m, have been excluded from the calculation of adjusted earnings per share. Other exceptional items were minor and amounted to a £2m charge in total.

INTEREST

The net interest charge decreased by £93m to £59m. This was mainly due to the lower average level of debt following the receipt of £2.3bn from the disposal of the Group's brewing operations last year. The Group saw a further reduction in the level of net debt following the sale of the 988 pubs in February 2001, but borrowings later increased with the acquisition of Posthouse and the Hotel Inter-Continental Hong Kong.

The Group deposited the brewing and pub proceeds in sterling investments and also in currency swaps which were used to replace US dollar and other currency borrowings from banks. As a result there was an £87m increase in net sterling interest receivable. US dollar interest payable fell by some £7m overall. This was the net result of lower overall interest rates more than offsetting the impact of higher average borrowings, and a weaker average Sterling/US dollar exchange rate (2001 £1:$1.44; 2000 £1:$1.55).

TAXATION

Excluding the impact of the major exceptional items, the tax charge represents an effective rate of 26.0%, unchanged from the previous year.

Excluding the effect of major exceptional items and prior year items, the Group tax rate was 26.0%, compared with 30.0%, the rate nominally applicable to the UK. This difference arises primarily as a result of UK capital allowances continuing to exceed depreciation and to the recognition of certain overseas tax losses following on internal reorganisation.

EARNINGS AND DIVIDEND

Earnings totalled £459m in 2001 against £1,684m in 2000; the equivalent basic earnings per share were 53.2p and 192.9p respectively. However, as in previous years, earnings per share have been adjusted to eliminate the distorting effect of the major exceptional items, with the result that, adjusted earnings per share are 60.1p compared with 62.2p in 2000.

The Board has proposed a final dividend of 23.9p per share, bringing the total dividend for the year to 34.3p. This represents an increase of 3.0% on last year and represents dividend cover of 1.8 times based on adjusted earnings.

CASH FLOW

	2001 £m	2000 £m	Change
Operating activities	984	1,103	-119
Net capital expenditure:			
Continuing operations	(868)	(597)	-271
Total	(868)	(654)	-214
Operating cash flow:			
Continuing operations	76	328	-252
Total	116	483	-367
Interest, dividends and taxation	(513)	(585)	+72
Normal cash flow	(397)	(102)	-295
Major acquisitions	(752)	(400)	-352
Major disposals	623	2,234	-1,611
Net cash flow	(526)	1,732	-2,258

Operating cash inflow from continuing operations of £76m was £252m lower than last year's cash inflow of £328m, reflecting the significant increase in the level of net capital expenditure, which increased by £271m to £868m. Net capital expenditure in SCH was significantly higher than in the previous year and reflected the acquisition of the Hotel Inter-Continental Hong Kong for $346m and expenditure on the ongoing refurbishment programme of the Inter-Continental owned hotels. SCR net capital expenditure of £288m was £84m higher than in the previous year, due to expenditure on outlet acquisitions, and the continued refurbishment and conversion to SCR brands of the pubs formerly owned by Allied Domecq PLC.

Payments of interest, dividends and taxation absorbed £513m, compared with £585m in 2000. The main reason for this improvement in cash flow was the decrease in the Group's interest payments, as a result of the average level of debt being much lower following the disposal of the Group's brewing operations late last year. Including cash flows from discontinued operations, normal cash outflow was £397m, being £295m more than last year.

The cash outflow of £752m for major acquisitions reflected the amount paid for Posthouse. Major disposals cash inflow of £623m reflected the proceeds from the sale of 988 smaller unbranded outlets and the receipt of deferred consideration in respect of the pension scheme transfer, following the sale of Bass Brewers in 2000. After taking account of £103m for the repurchase of Six Continents PLC shares, the impact of exchange movements and debt acquired, net debt at 30 September 2001 was £1,001m, compared with £345m at the start of the year.

PRELIMINARY STATEMENT OF RESULTS

GROUP PROFIT AND LOSS ACCOUNT
for the year ended 30 September 2001

	Before major exceptional items 2001 £m	Total 2001 £m	Before major exceptional items 2000 £m	Total 2000 £m
Turnover (note 2)	4033	4033	5158	5158
Costs and overheads, less other income	(3241)	(3284)	(4264)	(4264)
Group operating profit	792	749	894	894
Share of associates' operating profit	-	-	11	11
Total operating profit (note 3)	792	749	905	905
Non-operating exceptional items **(note 4)**	(2)	-	3	1234
Profit on ordinary activities before interest	790	749	908	2139
Interest receivable	165	165	57	57
Interest payable and similar charges	(224)	(224)	(209)	(209)
Profit on ordinary activities before taxation	731	690	756	1987
Tax on profit on ordinary activities (note 5)	(190)	(209)	(197)	(287)
Profit on ordinary activities after taxation	541	481	559	1700
Minority equity interests	(22)	(22)	(16)	(16)
Earnings available for shareholders	519	459	543	1684
Dividends on equity shares	(293)	(293)	(292)	(292)
Retained for reinvestment in the business	226	166	251	1392
Earnings per ordinary share: (note 6)				
Basic	-	53.2p	-	192.9p
Diluted	-	52.8p	-	191.6p
Adjusted	60.1p	-	62.2p	-

STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES
for the year ended 30 September 2001

	2001 £m	2000 £m
Earnings available for shareholders	**459**	**1684**
Revaluations	-	18*
Exchange differences	7	30
Other recognised gains	**7**	**48**
Total recognised gains	**466**	**1732**

* Relates to revaluation in associated undertaking.

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS
for the year ended 30 September 2001

	2001 £m	2000 £m
Earnings available for shareholders	**459**	**1684**
Dividends	(293)	(292)
	166	1392
Other recognised gains	7	48
Issue of ordinary shares	9	752
Repurchase of ordinary shares	(103)	-
Redemption of preference shares	-	(18)
Movement in goodwill*	(9)	(108)
Net addition to shareholders' funds	**70**	**2066**
Opening shareholders' funds	5379	3313
Closing shareholders' funds	**5449**	**5379**

*Includes exchange differences in respect of goodwill purchased prior to 30 September 1998 and eliminated against Group reserves.

GROUP CASH FLOW STATEMENT
for the year ended 30 September 2001

		2001 £m	2000 £m
Operating activities (note 7)		984	1103
Dividends received from associates		-	11
Interest paid		(229)	(191)
Dividends paid to minority shareholders		(5)	(4)
Dividends paid to non-equity shareholders		-	(1)
Interest received		160	54
Returns on investments and servicing of finance		**(74)**	**(142)**
UK corporation tax paid		(102)	(101)
Overseas corporate tax paid		(47)	(57)
Taxation		**(149)**	**(158)**
Paid:	Tangible fixed assets	(939)	(686)
	Trade loans	-	(39)
	Other fixed asset investments	(37)	(31)
Received:	Tangible fixed assets	101	76
	Trade loans	-	62
	Other fixed asset investments	7	3
Capital expenditure and financial investment		**(868)**	**(615)**
Acquisitions		(1014)	(417)
Cash and overdrafts acquired		262	1
Disposals		624	2290
Cash and overdrafts disposed		(1)	(56)
Acquisitions and disposals		**(129)**	**1818**
Equity dividends		**(290)**	**(285)**
Net cash flow (note 7)		**(526)**	**1732**
Management of liquid resources and financing		**493**	**(1818)**
Movement in cash and overdrafts		**(33)**	**(86)**

GROUP BALANCE SHEET
at 30 September 2001

	2001 £m	2000 £m
Intangible assets	174	189
Tangible assets	7558	6683
Investments	266	249
Fixed assets	7998	7121
Stocks	90	97
Debtors	577	600
Investments	366	862
Cash at bank and in hand	67	125
Current assets	1100	1684
Creditors: amounts falling due within one year		
Overdrafts	(37)	(49)
Other borrowings	(378)	(70)
Other creditors	(1594)	(1485)
Net current (liabilities)/assets	(909)	80
Total assets less current liabilities	**7089**	**7201**
Creditors: amounts falling due after one year		
Borrowings	(1019)	(1213)
Other creditors	(161)	(163)
Provisions for liabilities and charges	(312)	(314)
Minority equity interests	(148)	(132)
Net assets (note 11)	**5449**	**5379**
Capital and reserves		
Equity share capital	242	246
Share premium account	799	788
Revaluation reserve	1025	1345
Capital redemption reserve	853	849
Profit and loss account	2530	2151
Equity shareholders' funds	**5449**	**5379**

1. Exchange rates

The results of overseas operations have been translated into sterling at weighted average rates of exchange for the year. In the case of the US dollar, the translation rate is £1=$1.44 (2000 £1=$1.55). In the case of the euro, the translation rate is £1 = euro 1.62 (2000 £1 = euro 1.62).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on 30 September 2001. In the case of the US dollar, the translation rate is £1=$1.47 (2000 £1=$1.47). In the case of the euro, the translation rate is £1 = euro 1.61 (2000 £1 = euro 1.66).

2. Turnover*

	2001		2000	
	$m	**£m**	**$m**	**£m**
Hotels**				
Americas	1502	1045	1342	864
EMEA***	1079	750	971	626
Asia Pacific	145	101	141	91
	2726	1896	2454	1581
Retail				
Pubs & Bars		832		818
Restaurants		564		520
Inns		124		336
Other		37		-
		1557		1674
Soft Drinks		571		539
Other activities		16		24
Inter-divisional		(7)		(43)
Continuing operations		4033		3775
Discontinued operations				
Bass Brewers****		-		1383
		4033		**5158**

*Reflects 52 weeks (2000 52 weeks) trading, with the exception of Hotels which reflects 12 months (2000 12 months) trading.

**The dollar amounts shown are translated at the weighted average rate of exchange (see note 1).

***2001 figures include $208m (£144m) relating to acquisitions.

****External turnover only.

3. **Total operating profit***

	2001		2000	
	$m	£m	$m	£m
Hotels**				
Americas	345	240	353	228
EMEA***	290	202	257	165
Asia Pacific	26	18	30	19
Other	(48)	(33)	(56)	(36)
	613	427	584	376
Retail				
Pubs & Bars		187		186
Restaurants		87		85
Inns		24		75
Other		7		-
		305		346
Soft Drinks		57		46
Other activities		3		8
Continuing operations		792		776
Discontinued operations				
Bass Brewers		-		129
Total operating profit before exceptional items		792		905
Hotels operating exceptional item (note 4)		(43)		-
Total operating profit		**749**		**905**

*Reflects 52 weeks (2000 52 weeks) trading, with the exception of Hotels which reflects 12 months (2000 12 months) trading.

**The dollar amounts shown are translated at the weighted average rate of exchange (see note 1). The Hotels results for 2001 are stated before operating exceptional items of £43m, of which £11m relates to Americas, £18m to EMEA and £14m to Other. Figures for 2000 have been restated to reflect the inclusion in Other of Central services previously allocated to the regions.

***2001 figures include $53m (£37m) relating to acquisitions.

4. Exceptional items

	2001 £m	2000 £m
Operating exceptional item:		
Reorganisation, restructuring and strategic appraisal costs in the Hotels division* (note a)	(43)	-
Non-operating exceptional items:		
(Loss)/profit on disposal of fixed assets	(2)	3
Profit on disposal of Bass Brewers* (note b)	38	1231
Loss on disposal of other operations* (note c)	(36)	-
	(43)	**1234**

*Major exceptional items for the purpose of calculating adjusted earnings per ordinary share (see note 6).

a. Includes £18m relating to acquisitions.

b. Bass Brewers was disposed of in 2000. The profit in 2001 arises from deferred consideration and the finalisation of the pension scheme transfer.

c. Relates to and resulting from the disposal of 988 smaller unbranded pubs by the Retail Division.

5. Tax on profit on ordinary activities

	2001 £m	2000 £m
UK corporation tax	82	220
UK deferred tax	30	(21)
	112	199
Overseas corporate tax	112	70
Overseas deferred tax	(15)	14
Share of associates' tax	-	4
	209	**287**

UK tax has been calculated on taxable profit at 30% (2000 30%). The charge has been increased by £67m (2000 £14m) for timing differences and reduced by £1m (2000 £19m) in respect of adjustments relating to prior years.

Tax chargeable in relation to the non-operating exceptional items (see note 4) amounts to £29m (2000 £92m), £29m (2000 £90m) of which relates to major items. Tax in relation to the major operating exceptional item (see note 4) amounts to a credit of £10m.

6. **Earnings per ordinary share**

Basic earnings per ordinary share are calculated by dividing the earnings available for shareholders of £459m (2000 £1684m), by 863m (2000 873m), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share are calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year. The resulting weighted average number of ordinary shares is 869m (2000 879m).

Adjusted earnings per ordinary share are calculated as follows:

	2001 pence per ordinary share	**2000 pence per ordinary share**
Basic earnings	53.2	192.9
Major exceptional items, less tax thereon (see notes 4, 5)	6.9	(130.7)
Adjusted earnings	60.1	62.2

Adjusted earnings per ordinary share are disclosed in order to show performance undistorted by abnormal items.

7. **Net cash flow**

	2001 £m	2000 £m
Total operating profit before major exceptional items	**792**	**905**
Depreciation and amortisation	238	289
Share of associates' operating profit	-	(11)
Other non-cash items	1	8
Earnings before interest, taxation, depreciation and amortisation, and major exceptional items	**1031***	**1191**
Decrease in stocks	-	3
Decrease/(increase) in debtors	83	(177)
(Decrease)/increase in creditors	(94)	93
Provisions expended	(13)	(7)
Operating activities before expenditure relating to major exceptional items	**1007**	**1103**
Major operating exceptional expenditure	(23)	-
Operating activities	**984**	**1103**
Net capital expenditure** **(note 8)**	(868)	(654)
Trade loans	-	23
Dividends from associates	-	11
Operating cash flow (note 9)	**116**	**483**
Net interest paid	(69)	(137)
Dividends paid	(295)	(290)
Tax paid	(149)	(158)
Normal cash flow	**(397)**	**(102)**
Major acquisitions	(752)	(400)
Major disposals	623	2234
Net cash flow	**(526)**	**1732**

*Includes £48m in respect of Posthouse.

**Represents cash flow in respect of capital expenditure and financial investment (excluding trade loans), and minor acquisitions and disposals (see Group cash flow statement).

8. Net capital expenditure

	2001 £m	2000 £m
Hotels	607	326
Retail	288	204
Soft Drinks	28	48
Other activities	(55)	19
Continuing operations	868	597
Discontinued operations	-	57
	868	**654**

9. Operating cash flow

	2001 £m	2000 £m
Hotels	(80)	114
Retail	66	213
Soft Drinks	99	36
Other activities	(9)	(35)
Continuing operations	76	328
Discontinued operations	40	155
	116	**483**

10. Net debt

	2001 £m	2000 £m
Opening net debt	(345)	(1995)
Net cash flow (note 7)	(526)	1732
Ordinary shares issued	9	11
Ordinary shares repurchased	(103)	-
Preference shares redeemed	-	(18)
Other movements arising on acquisitions or disposal	(38)	39
Exchange and other adjustments	2	(114)
Closing net debt	**(1001)**	**(345)**
Comprising:		
Cash at bank and in hand	67	125
Overdrafts	(37)	(49)
Current asset investments	366	862
Other borrowings:		
Due within one year	(378)	(70)
Due after one year	(1019)	(1213)
	(1001)	**(345)**

11. Net assets

	2001 £m	2000 £m
Hotels	3949	2637
Retail	3328	3728
Soft Drinks	252	292
Other activities	23	31
Continuing operations	7552	6688
Net debt	(1001)	(345)
Other net non-operating liabilities	(1102)	(964)
	5449	**5379**

12. Acquisitions

On 4 April 2001, the Group completed the purchase of the Posthouse Hotel business. The adjustments necessary to convert the net book value of the assets and liabilities acquired to fair value under UK GAAP, as at the relevant date of acquisition, are set out below.

	Net book value £m	Fair value adjustments £m	Fair value £m
Goodwill	381	(381)	-
Tangible fixed assets	1058	(160)	898
Current assets (excluding cash)	31	-	31
Cash	262	-	262
Creditors due within one year	(41)	(37)	(78)
Borrowings	(38)	-	(38)
Deferred taxation	-	(41)	(41)
Net assets	1653	(619)	1034
Consideration:			
Preference shares			(20)
Cash			(1014)
Goodwill			-

13. Contingencies

At 30 September 2001, the Group had contingent liabilities of £122m (2000 £104m), mainly comprising guarantees given in the ordinary course of business.

14. **US GAAP information**

Generally accepted accounting principles in the United States (US GAAP) differ in certain respects from UK GAAP. Significant differences, as they apply to the Group, are set out in the Annual Report 2000 and the Form 20-F 2000. In addition, FAS 133 'Accounting for Derivative Instruments and Hedging Activities' has been adopted for the first time resulting in new differences in respect of derivative instruments.

Under US GAAP, the Group's net income, net income per American Depositary Share and shareholders' equity translated at the weighted average rate of exchange for the year (see note 1), would be:

		2001	2000*
		£m	£m
Net income		751	1697
		$m	$m
Net income (in US $)		1081	2630
		$	$
Net income per American Depositary Share:			
Basic**	**Continuing operations**	1.21	0.64
	Discontinued operations	0.04	2.37
		1.25	3.01
Diluted***	**Continuing operations**	1.20	0.64
	Discontinued operations	0.04	2.35
		1.24	2.99
		£m	£m
Shareholders' equity		6270	5975
		$m	$m
Shareholders' equity (in US $)		9217	8783

*Restated to reflect adjustments in respect of fixed asset investments and deferred tax thereon.

**Calculated by dividing net income in accordance with US GAAP of $1081m (2000 $2630m), by 863m (2000 873m) shares, being the weighted average number of ordinary shares in issue during the year. Each American Depositary Share represents one ordinary share.

***Calculated by adjusting basic net income in accordance with US GAAP to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year. The resulting weighted average number of ordinary shares is 869m (2000 879m).

15. **Basis of preparation**

This preliminary statement of results complies with relevant accounting standards and should be read in conjunction with the Annual Report 2000. It has been prepared using accounting policies set out in that report. These policies are in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) and, have been applied on a basis consistent with that applied in 2000.

16. **Group financial statements**

This preliminary statement of results was approved by the Board on 5 December 2001. It does not represent the full Group financial statements of Six Continents PLC and its subsidiary undertakings. Group financial statements for 2000 have been delivered to the Registrar of Companies and Group financial statements for 2001 will be delivered in due course.

17. **Auditors' report**

The auditors have given an unqualified report under Section 235 of the Companies Act 1985, as amended, in respect of the full Group financial statements for both years referred to above.

INVESTOR INFORMATION

Dividend - Ordinary Shares

The final dividend of 23.9 pence per ordinary share will be paid on 18 February 2002 to holders of ordinary shares on the Company's Register at the close of business on 21 December 2001, subject to the dividend being approved at the Annual General Meeting to be held on 14 February 2002. The proposed ex dividend date for the ordinary shares is 19 December 2001.

Dividend - American Depositary Receipts (ADRs)

Payment of the final dividend to ADR holders will be made on 28 February 2002 to holders of record on 21 December 2001. The ADRs will be quoted ex dividend from 19 December 2001. The exchange rate to be used in determining the dollar payment to ADR holders will be the £/$ rate on 18 February 2002.

Annual General Meeting

The Annual General Meeting of the Company will be held at 12.00 noon on Thursday, 14 February 2002, at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of the Annual General Meeting, setting out the business to be transacted, will be enclosed with the Annual Report, which will shortly be posted to the holders of listed securities in the Company and will be available to the public at the registered office of the Company and on the Company's website.

Registered office:	20 North Audley Street, London W1K 6WN
Telephone:	020 7409 1919
Website:	www.sixcontinents.com

For further information, please contact Six Continents PLC:

Switchboard	020 7409 1919
Richard North, Finance Director	020 7409 1919
Mark Rigby, Director of Corporate Affairs	020 7409 8105
Alastair Scott, Head of Investor Relations	020 7355 6532

Appendix

Six Continents PLC: Year ended 30 September 2001 U.S. Results*

	1st Quarter Oct - Dec		2nd Quarter Jan - Mar	
Occupancy %	C/Y	% Pts +/- P/Y	CY	% Pts +/-P/Y
Holiday Inn	59.1	-0.4	60.4	-1.2
Holiday Inn Express	57.6	-0.6	57.9	-1.2
Crowne Plaza	66.2	-0.7	64.8	-4.2
Ave Rate $	$ C/Y	% Growth	$ C/Y	% Growth
Holiday Inn	79.17	4.1	81.05	3.5
Holiday Inn Express	69.26	5.9	70.95	5.5
Crowne Plaza	114.95	4.3	111.98	1.2
RevPAR $	$ C/Y	% Growth	$ C/Y	% Growth
Holiday Inn	46.83	3.5	48.97	1.4
Holiday Inn Express	39.89	4.8	41.09	3.3
Crowne Plaza	76.10	3.3	72.55	-4.9

	3rd Quarter Apr - Jun		4th Quarter Jul - Sept	
Occupancy %	CY	% Pts +/- P/Y	C/Y	% Pts +/- P/Y
Holiday Inn	66.5	-3.5	64.6	-6.3
Holiday Inn Express	66.8	-2.7	67.3	-4.5
Crowne Plaza	67.2	-9.1	62.4	-11.9
Ave Rate $	$ C/Y	% Growth	C/Y	% Growth
Holiday Inn	82.62	1.6	82.04	-0.7
Holiday Inn Express	73.90	5.0	75.80	2.7
Crowne Plaza	110.92	0.6	105.03	-3.6
RevPAR $	$ C/Y	% Growth	$ C/Y	% Growth
Holiday Inn	54.93	-3.5	53.01	-9.6
Holiday Inn Express	49.36	0.9	50.99	-3.7
Crowne Plaza	74.58	-11.4	65.54	-19.1

	2001 FYE Oct - Sep		2000 CYTD Jan - Sep	
Occupancy %	C/Y	% Pts +/- P/Y	C/Y	% Pts +/- P/Y
Holiday Inn	62.7	-2.8	63.9	-3.7
Holiday Inn Express	62.5	-2.3	64.1	-2.8
Crowne Plaza	65.1	-6.5	64.8	-8.5
Ave Rate $	$ C/Y	% Growth	$ C/Y	% Growth
Holiday Inn	81.28	1.9	81.93	1.3
Holiday Inn Express	72.75	4.5	73.75	4.2
Crowne Plaza	110.72	0.7	109.32	-0.6
RevPAR $	$ C/Y	% Growth	$ C/Y	% Growth
Holiday Inn	50.94	-2.5	52.31	-4.2
Holiday Inn Express	45.50	0.8	47.29	-0.2
Crowne Plaza	72.12	-8.5	70.83	-12.1
System Size	Hotels	% Growth	Rooms	% Growth
Holiday Inn	1,053	-2.3%	204,582	-1.6%
Holiday Inn Express	1,110	+10.6%	86,733	+11.4%
Crowne Plaza	78	+9.9%	23,887	+8.7%

* Based on returns submitted by franchisees up to the date of announcement.